Via Facsimile and U.S. Mail
Mail Stop 6010

March 11, 2009

Kurt Leutzinger
Chief Financial Officer
Pharmasset, Inc.
303-A College Road East
Princeton, NJ 08540

Re: Pharmasset, Inc.
Form 10-K for the Fiscal Year Ended September 30, 2008
Schedule 14A filed January 23, 2009
File No. 1-33428

Dear Mr. Leutzinger:

        We have completed our review of your Form 10-K and related documents and have no
further comments at this time.

Sincerely,

Gus Rodriguez
Accounting Branch Chief